UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated April 16, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: April 16, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Appointment of New Directors

SHANGHAI, China, April 16, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that its board of directors has appointed Mr. Cosimo Borrelli and Mr. David Leung as directors, effective immediately, to hold office until the previously-announced extraordinary general meeting of the Company’s shareholders to be held on May 4, 2015, where they will be eligible for election as directors by the Company’s shareholders.

Mr. Cosimo Borrelli currently serves as the Managing Director and is a Co-Founder of Borrelli Walsh Limited since September 23, 2006. He previously served as an Executive Director of Alvarez & Marsal Asia Limited from June 29, 2005 until September 22, 2006 and prior to that as Executive Director of RSM Nelson Wheeler Corporate Advisory Services Limited in Hong Kong from January 1, 2002 until June 28, 2005. Mr. Borrelli has served as a Director of PT Berlian Laju Tanker Tbk since March 19, 2014. He serves as an Independent Director of Global Invacom Group Limited (formerly Radiance Group Limited) since December 4, 2009. He served as a Director of ARC Capital Holdings Limited from February 2, 2015 until March 28, 2015. He served as an Independent Director at Jaya Holdings Ltd. from March 31, 2011 until June 30, 2014. He served as a Non-Executive Director of Forefront International Holdings Ltd., from September 8, 2004 to September 22, 2006. Mr. Borrelli holds a B.A. degree in Economics from the University of Adelaide, Australia.

Mr. David Leung currently serves as the Senior Director of Finance & Administration at Duke Kunshan University. Prior to joining Duke Kunshan University, Mr. Leung served as Chief Financial and Business Officer at the Shanghai American School and from 2007 to 2013. From 2004 to 2006, Mr. Leung served as Vice President at the Tasly Group Co. helping it manage its portfolio of investments in the pharmaceutical industry. Mr. Leung was with Motorola Hangzhou from 1997 to 2004, where he served as General Manager since 2002 and as Chief Financial Officer since 1997 with the responsibility over the mobile device business. From 1994 to 1996, Mr. Leung served as the Chief Financial Officer of AT&T Qingdao, and before that, Mr. Leung worked for AT&T in finance, network planning, market planning, and new business development roles. Mr. Leung received his bachelor’s degrees in applied mathematics and in political economy from the University of California in Berkeley, his master’s degree in accounting and financial management from the Keller Graduate School of Management and his master of business administration from Rutgers University. Mr. Leung is a certified public accountant and a certified School Business Administrator in the U.S..

Cautionary Statement concerning Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things the Company’s expectation to enhance its business operations after the appointment of the new directors. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

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